Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

The following transcript is from a webcast that was made available on the Altus Power, Inc. (“Altus Power”) website on September 28, 2021.

Altus Power Analyst Day

Tuesday, September 28, 2021

CORPORATE PARTICIPANTS

Gregg Felton Co-CEO of Altus Power

Lars Norell Co-CEO of Altus Power

William Concannon CEO of CBRE Acquisition Holdings, Inc. (“CBAH”)

Cash Smith President of CBAH

Altus Power Analyst Day Transcript

WILLIAM CONCANNON - COVER SLIDE

Thanks Caldwell and welcome everyone to our Altus Power analyst day presentation

Cash Smith and I are thrilled to have you with us today to hear from Altus Power’s leadership team. CBRE could not be more pleased to sponsor Altus Power and help bring the full potential of this C&I Solar business to the marketplace…Our customers, who are some of the largest companies and real estate investors in the world, are excited about Altus Power because they deliver on the triple win of sustainability in achieving their company’s goals, that is; contracting to buy clean power, while lowering their cost of electricity, and avoiding capex in delivering a building sited green solutions. The number of companies with science-based climate targets has grown 60 times in the last five years, and CBRE itself last week announced it signed the Climate Pledge to achieve net-zero carbon 10 years ahead of the Paris Agreement. This pledge includes the 7 BSF that CBRE manages on behalf of our clients. We are confident and excited that Altus power will be a key solution to achieving these goals across our industry.

WILLIAM CONCANNON - Agenda & Participants (p.4)

Our presenters today will be co- CEO’s Gregg Felton and Lars Norell… two experienced, driven, industry leaders that founded the business. I think they both envisioned this day many years ago. …

On the left, you’ll see the agenda -followed by an open Q&A session which we will facilitate…

During the Q&A portion you will also hear from Altus Power’s chief people officer, Melissa Boulan, Sophia Lee the General counsel and chief legal officer, as well as Dustin Weber, the CFO….. Cash Smith, my partner and President of CBRE Acquisition Holdings will also join us.

Now it’s my pleasure to introduce the Co- CEO of Altus Power, Gregg Felton.

GREGG FELTON - Company Summary (p.6)

Thanks very much, Bill. And thank you all for joining us today to learn more about Altus Power and our merger with CBRE Acquisition Holdings. We’re pleased to have the opportunity to share our story, but before I get into the presentation, I want to outline some key points about our business that we hope you’ll take away from this event:

First of all, Altus Power is a category-defining clean electrification company and a unique investment opportunity.

Altus Power will be the only public Commercial & Industrial-focused clean electrification company and our technology-enabled, data-driven end-to-end processes will position Altus Power as the industry leader.

We operate in a very large and fast growing Commercial & Industrial sector that includes solar, battery storage, and clean EV charging.

We have a long-standing partnership with Blackstone, and through this SPAC transaction, we are forming a new partnership with CBRE. Blackstone & CBRE are the two largest real estate players in the world, which provides Altus with efficient access to the real estate that they either own directly or for which they are the trusted advisor.

Our market-leading financing access and attractive unit economics provide for a low cost and scalable business model.

Finally, we have been partially owned by Blackstone since 2014, and therefore have operated in an institutional fashion for many years. We look forward to working with each and every one of you on this phone as we continue our journey as a public company.

Let me now provide a bit of background on Altus Power. Lars & I were both trained as lawyers and spent our careers on Wall Street, building businesses in various parts of the Fixed Income market, before founding the Company. Prior to Altus, I was a partner at Goldman Sachs where I founded, and was the Chief Investment Officer, of Goldman’s Credit Alternatives business, which invests in public and private credit on a global basis. Prior to Altus, Lars spent his career on the sell-side leading structured credit businesses within Credit Suisse and Merrill Lynch.

From the beginning, our vision for Altus Power was to build a business that would benefit from the secular tailwinds of clean electrification and we focused on the commercial and industrial segment and producing locally-sited clean electricity and selling the power where it is being consumed – whether to commercial tenants of the building or other customers in the community. With the sun as our feedstock, we provide discounted power in the form of “green energy” to customers across the country.

Altus’ model is to build, own and operate these projects and sell the power generated through long-term take-or-pay contracts to largely investment-grade customers. Our customers benefit from buying clean electricity at a substantial savings and our shareholders benefit from very attractive project-level unit economics. Blackstone was an early investor, recognizing not only the attractive economics we can earn on our “utility-like” assets but also the tremendous tailwinds and open-ended growth opportunity that our market provides. Blackstone has been not only an excellent financial partner but also, as the largest real estate owner in the world, they have been a valuable strategic partner.

We are delighted to be adding CBRE, the largest real estate services company in the world, as our new financial and strategic partner through this merger.

Under the terms of the transaction, CBRE Acquisition Holdings will merge with Altus Power in a $1.58 billion equity deal, which provides the Company with proceeds of up to $678 million, including funds from cash in trust and a $275 million PIPE, provided by a blue chip list of investors. In terms of PIPE participation, I’d like to highlight that CBRE is the largest investor, purchasing 25% of the PIPE and existing shareholders, including management and the Board are also meaningful investors in the PIPE. The PIPE was sized to provide the Company with sufficient capital to fully fund our forecast through the projection period.

I’ll now turn it over to my partner, Lars Norell...

LARS NORELL - Energy Consumption & Global Commitment (p.7)

Starting off here with our core activity of designing, installing, owning and operating building-based solar in the commercial & industrial sector, referred to at C&I Solar and providing corporates and public enterprises with on-site solar electricity. We normally do this under a 25-year power purchase agreement where we sell clean electricity to our customers at a discount to what they pay the grid for brown electricity:

> this slide and the next one go to a profound point; US and global corporations consume half of the world’s end-use electricity and in a very big way, the leading top tier of that group are committing to switch that consumption from brown electricity to renewable electricity—which will require a very big undertaking that Altus is purpose-built for

The promise to switch to renewable has been made by a who is who of the largest corporates—and is expected to be followed by others—and it’s illustrated by some of the logos on the bottom of page 7. All of these, by the way, are CBRE clients

LARS NORELL – C&I Solar and Storage Market Opportunity (p.8)

> this will give rise to a dramatic expansion in the installation of solar arrays in the C&I market. With a total addressable market of 145GW, only about 5% of the market has been addressed - the remaining 95% remain up for grabs.

> storage, which Altus considers to be an integral part of our solar designs and installations going forward, is expected to have an annual growth rate of 49% per year until 2030

The C&I market is an obvious area of growth for building-based clean energy with the enormous spend on energy from corporates and public enterprises, and the fact that all or most of them also have big flat roof areas and parking lots creates a tremendous opportunity set and Altus has been deliberately built over more than a decade to be the way to profit from that. Let’s look at our capabilities on slide 9>>

LARS NORELL – Positioned at the Nexus (p.9)

> Altus is positioned and deeply entrenched – owning the customer with 20-25 year contracts and the assets for at least as long – in the middle of the clean electrification ecosystem and what amounts to an industrial revolution. We weren’t sure when this industrial revolution would take place but we built a company that would be well positioned for it

> Accordingly, we supply our corporate, public and community solar customers with commercial rooftop solar that we own and operate,

community solar gardens that we own and operate,

parking lot carport solar systems that we own and operate,

energy storage that we own and operate and, going forward,

EV-charging and what will be an even more attractive version of it: clean EV-charging – where customers with electrical vehicles, and companies transitioning to electric fleets, will eventually differentiate between regular EV-charging and EV-charging that is clearly fed by rooftop solar or carport solar systems, and place a premium on that latter category

> all of these systems, located on rooftops, parking lots or ground areas, we originate, design, construct, fund, own, monitor and operate for term delivering the output, savings and environmental benefits to our customers

GREGG FELTON - Altus is One of the Largest (p.10)

Altus is one of the largest end-to-end clean electrification companies servicing the C&I sector. We deliberately built our business to be an end-to-end solution provider, meaning we design, engineer, construct, own and operate our systems, which provide both savings and ESG benefits to our client base. We have a diversified portfolio of existing assets—targeted to be over 400MW at year end--and our pipeline of over 900MW provides a solid foundation for our growth. Our existing portfolio includes a diversified base of customers which combine to create attractive portfolio characteristics for our investors.

Next Slide, please...

GREGG FELTON - Competitive Positioning (p.11)

When we started Altus, we wanted to build a platform that could engage in long-term customer relationships and build Long-Term Shareholder Value. We, therefore, deliberately structured Altus, not in the more traditional asset mgmt format embraced by most of our peers (which were created as income-oriented YIELDCOs) but instead as an operating company, with a growth mindset. Thanks to our structure we have never sold an asset and we have retained every commercial customer we’ve ever originated. Over the past decade, we have become one of the largest private companies in the sector with an incredibly strong asset base, cash flow generative and positioned for significant growth.

Our portfolio is diversified by project, with over 300 points of interconnection, offtaker profile, and geography with operations in 17 states and growing. Given our history, world-class sponsorship, business structure and scale, we have access to the most efficient debt and tax equity financing within a fragmented industry where others do not.

Our sources of Competitive Advantage include our STRUCTURE, our SCALE, our industry-leading FINANCING FACILITIES as well as our PARTNERSHIP WITH BX AND NOW CBRE.

As a private company, sponsored by Blackstone, Altus Power already has the most competitive private capital in our sector and we are well positioned to scale...but we decided to pursue a public offering as we believe this will serve as a Growth Accelerant and further expand our competitive advantage.

We are delighted not just to be “going public” but to be entering a strategic partnership with CBRE.

We could not imagine a more perfect partner than CBRE, which manages over 7 billion square feet of commercial and industrial real estate and whose clients have already made significant ESG commitments which need to be fulfilled. Real estate consumes approximately 40% of global energy annually but rooftop solar produces just 0.5% of energy supply. CBRE clients’ real estate is at the center of the solution and Altus intends to bring local, lower-cost, reliable solar power to CBRE’s portfolio and clients first nationally and ultimately globally.

Lars...

LARS NORELL - Community Solar (p.12)

There are three specific areas that we want to double-click on and the first is community solar. Community Solar is a combination of commercial customer rooftops playing host to large solar arrays but instead of selling the power back into the building, which we normally do, we sell the power to residential households in the same electrical load-zone

> we have more than 5,000 active residential customers in several states that are currently buying discounted solar power from Altus and we have solar arrays in development that will serve another 25,000 Altus customers when they come online

> we’re excited to serve these customers with savings and clean electricity and we aim to serve them with energy storage and EV charging as well

> building on our tech platform, which we’ll get to in a moment, will reduce costs of origination and servicing and will accelerate growth and profitability in this segment of our business

We are also looking forward to a lot of growth in Energy Storage, next slide please

LARS NORELL – Storage Capabilities (p.13)

Storage will transform solar electricity and it will completely revolutionize the grid

> Storage is set to experience massive growth as a required backbone of an electrified future and as you can see from this graph the build-out will be enormous

> the location of choice to put the storage is where the electricity is being consumed and where the grid is having some difficulty delivering power during peaks – in commercial and industrial areas – exactly where we already have and are building our solar systems – and where our client’s, CBREs clients and Blackstone’s real estate sits

> at Altus we are experts at sizing and installing storage systems based on solar production curves, utility tariff structures, client demand charges and as a means of creating resiliency for the customer

LARS NORELL – Proprietary Software (p.14)

We also want to highlight again that Altus has been a creator and consumer of copious amounts of data since we started in 2009 and put our first asset in operation in May of 2010 and our platform will become more digitized as we scale.

We always wanted to ultimately build our own software platform for production tracking and to eventually, with industry leading logic and planning, manage the physical aspects of servicing and maintenance. So we started about 2 years ago to build our own monitoring software – which has been given the name Gaia – and since that time we have also built asset registries and stored all the data coming out of our designs and systems and equipment choices and added the functionalities described on this page

> what we were planning to do next is to scale Gaia in two directions; for asset servicing: predictive maintenance of our solar assets using machine learning and AI, and for origination of new customers and assets, develop a customer interface that we can use to originate both commercial and community solar customers

> we’ve started the work on collaborating with CBRE on both of these initiatives, and Cash will tell you more about that in a moment

GREGG FELTON – Land & Expand (p.15)

We see a significant opportunity to expand our products and services with existing customers. We believe the value of ownership and incumbency is undervalued by the market—more specifically, while our solar installations allow us to initially land long-term customer relationships with attractive terms, we absolutely intend to expand those relationships into Storage & EV charging & other value-added extensions. Many of our customers are already asking Altus to solve their broader electrification needs. And we fully expect our land & expand business model to accelerate with CBRE as our partner.

Next Slide, please...

GREGG FELTON – Unique Investor Access Profile (p.16)

Altus combines a High Growth Company operating in a Fast Growing market and we also happen to represent a pure-play ESG opportunity. The combination of these characteristics provides Altus shareholders with a unique investment opportunity. As the Company’s largest shareholders in the business, we love the fact that we have Long-Term contracted and, therefore, recurring revenue which produces significant positive cash flow. The Altus story is made even more attractive with the sponsorship of CBRE and Blackstone. Both of these partners are not only highly aligned through their significant ownership in the Company but, as the largest real estate manager and owner on the globe, each is able to meaningfully contribute to the growth of our business.

Lars...

LARS NORELL – Pipeline (p.18)

It’s been about two months since we announced the merger between Altus Power and CBAH and we would like to focus for a moment on the strength of our pipeline, the reception we’re getting from clients, some of our notable achievements during this period and just highlight again the support we’re getting from the sponsorship of our strategic partners; CBRE and Blackstone;

> our pipeline of assets in development, underwriting, design, contracting and due diligence at over 900MWs—and to put this in context, with an average system size around 3MW, this translates to about 300 solar arrays, many of them in batches or portfolios of anywhere from 5—20 new build or operating assets—represents significant strength and is evidence to us that our platform can attract the customers and the deal flow that we want

> in our pipeline, we’ve taken some deals through execution, for example the portfolio of operating assets that we on-boarded from one of our peers in the C&I space and that Gregg will speak about in a moment, and added them to our operating portfolio, and seen additional opportunities, both new development and operating assets, come in to replace them.

Next slide, please...

LARS NORELL – End-to-End Service (p.19)

Another aspect of our platform that is being very well received by customers and which goes to how we win customers and contracts is the seamless end-to-end service that we provide and which is really resonating with customers.

> What many corporate and enterprise customers are reacting to in real time is our full spectrum offering of clean electrification services and how Altus as an intended partner appears to speed up decision making and adoption

> we’ve been very deliberate in the creation of a platform in Altus that offers each element of the clean electrification process with the customer interacting with us and really only us at every step, starting with the initial proposal, contracting, design and engineering and then finally construction and then delivery of clean energy benefits and savings.

Gregg…

GREGG FELTON – Continued Execution (p.20)

Since announcing the transaction in July, we have several exciting updates which reflect our focus on continuing to execute:

First, we added an attractive portfolio of 28 operating solar projects, aggregating 79MW.

Second, we upsized our Senior Funding Facility, while lowering the coupon to 3.51% and also extending the maturity.

Third, we diversified our funding sources with the execution of our first sale leaseback transaction.

And finally, we announced our expansion to a new headquarters in Stamford, CT, which will accommodate our growing team.

I also want to announce today that we are on track to achieve our 2021 target EBITDA

I’ll turn it back to Bill to walk you through the next slide...

WILLIAM CONCANNON – Board (p.21)

Thank you Gregg

Altus Power is a perfect fit for CBRE and the right time to introduce such an exciting company to our industry….

I built a very significant business over my career serving large corporations and see a lot of the same characteristics in Altus Power and their C&I industry. So, I am personally very excited to join the Altus board along with some very high-quality independent directors.

From a Governance perspective, we prioritized forming a board of independent directors that would position the company for not only short-term success but also ensure helping Altus’ achieve its long-term aspirations.

I have had the pleasure of getting to know each of these board members and know they look forward to helping support Altus’ strategic objectives.

The board will have an Independent chair – Christine Detrick, who has tremendous board experience, the committees have each been formed and chair roles established. As example, Richard Peretz, former CFO of UPS will serve as chair of the Audit committee and Sharon Delay, a career executive of GE will chair the Comp Committee

As a long-standing strategic partner, Rob Horn of Blackstone, will serve as a director

Cash, over to you for the next slide

CASH SMITH – CBRE Partnership (p.22)

Thank you Bill and all of our participants today.

When we started our SPAC journey in the Fall of 2020, we set out with a set of objectives that were very different than any other SPACs. We were the first publicly traded corporate to sponsor a SPAC and therefore we were very deliberate in our approach, have very unique and aligned economic structure and have important strategic objectives to achieve.

We were also laser focused on three key criteria when evaluating targets

•	First, we were focused on finding a Company that would benefit from secular tailwinds…

•	Second, a Company that’s growth would clearly benefit from CBRE’s global scale & client access, our leading data and analytics capabilities, and the operational strengths that we have to offer…

•	And finally, a Company that is attractive to the public markets and is public company ready and with great leadership…

We are excited b/c Altus delivers on each point

We first met Gregg and Lars in Feb and we both frankly realized that it was a perfect fit. As we have continued to get to know them, we are even more excited about the potential of the partnership and our ability to support their growth while also bringing an industry leading innovative solution to CBRE’s clients

We can provide more color during the Q&A on some of the early successes and learnings that we have seen as we have ramped up the partnership between the two firms

CASH SMITH - Digital Enablement (p.23)

Now turning to slide 23 of the presentation, I wanted to highlight another area that we are extremely excited about – that is how CBRE’s industry leading Digital & Technology capabilities and access to massive amounts of real estate data, help accelerate Altus Power’s growth and maturity.

It is still early in our engagement with Altus but I’d like to highlight a few points:

•

First of all we have integrated each companies CRM and Construction Software solutions – this is enabling very efficient digital interactions between our teams which is increasing the speed and effectiveness of our go to market

•

Second, CBRE is the largest real estate manager in the world and with that responsibility is the scope of managing the operating costs of clients’ buildings including the energy consumption. CBRE has a strong understanding and analytics related to how and when client consume energy and now in partnership with Altus, Altus has access to that data to analyze clean electrification solutions that can help a company reduce its energy costs and achieve its sustainability goals

•

Finally, we are building a proprietary application to solve the last great hurdle to C&I origination at scale. The tool will allow Altus to use artificial intelligence technology to identify promising roofs for building sited solar in any market in the US with a data set that currently includes over 100 billion square feet of real estate. The tool will prioritize opportunities, leverage energy consumption and real estate data, and most importantly will map existing relationships with the building owners & tenants, allowing our teams to leverage the CBRE relationships to facilitate a meaningful dialogue with decision makers.

Lars...

LARS NORELL – Elite BX Sponsorship (p.24)

> the industrial strength relationship and programmatic flow that we have built together with Blackstone, on both the senior funding side and the real estate portfolio side, continues to deliver for Altus

> as Gregg highlighted, we achieved what we think is the most efficient senior funding rate in the C&I market when we upsized and extended our facility with Blackstone Insurance Solutions a few weeks ago. This rate and the ability to upsize the facility have a real impact when we’re developing and competing for customers and assets and it helps us create value for our stakeholders broadly, whether customers or investors

> the work we’re doing with Blackstone’s real estate portfolio companies and the opportunity flow we’re seeing from them is significant. We have a very motivated sponsor who has made commitments on emission reductions and who is also eager to increase the value of their real estate portfolio by letting us turn buildings into clean energy generation assets—and properties they own and control are in our pipeline, with solar and storage being developed, buildings going through due diligence and interconnections being obtained.

Next slide, please...

LARS NORELL – Well Defined Origination Channels Driving Growth (p.25)

> number 1 and what historically has been our main source of deal flow and customer opportunities is our extensive network of local and regional developers and solar construction companies and our own in-house developed customers and asset opportunities, and we continue to see a lot of flow here and we are working hard to make Altus the number one contact for basically every developer and construction company out there and our platform and design and construction expertise and our access to efficient funding is helping us to accomplish that

> number 2 is the flow we see from the Blackstone sponsorship and its notable for the standardization we’re achieving and the repeatability where each additional asset or portfolio is leading to more assets and opportunities

> we are in the middle of a focused and deliberate onboarding process with CBRE and their different divisions; we are building connectivity with exactly the right people at the property development arm, Trammel Crow, we are connecting on the right kind of assets in the right states with Global Investors, which is one of CBRE’s owned real estate divisions, we have identified target areas that we want to prioritize with the thousands of corporate clients that CBRE manages real estate for and the thousands of brokers who work at CBRE

> we continue to enhance our position as a favored take-out and monetization partner for our peers in the C&I solar and storage space, and we see the fruits from that labor in real time as well as in the medium term pipeline

> finally, we have begun work on our digital origination platform which will be relevant and have an impact on the community solar front but also on the business to business side

Gregg...

GREGG FELTON – Stakeholder Alignment (p.26)

We believe the level of stakeholder alignment in this transaction is truly differentiated in the market.

First, Management is not only rolling 100% of our equity, but we are also investing in the PIPE along with the Board. Lars & I will remain the largest individual shareholders in the Company.

Second, Blackstone is also rolling 100% of its equity and investing in the PIPE. Blackstone will remain the largest institutional investor in the Company.

Third, Blackstone will continue to provide our attractively priced senior funding facility, which will support our growth plans.

Fourth, CBAH is uniquely structured to align CBREs sponsorship economics with investor returns—unlike other SPAC sponsors, CBRE receives no upfront economics but, instead, earns its promote alongside Altus shareholders based on equity appreciation.

Finally, CBRE is the largest investor in the PIPE, investing $70mm in the PIPE and committing an additional $150mm to backstop any SPAC Trust redemptions on a dollar for dollar basis.

Next Slide, please...

GREGG FELTON – Transaction Overview (p.28)

To recap, our transaction is structured with a focus on long-term value creation. In particular, we believe that this transaction is unique among SPACs in terms of the level of stakeholder alignment. Not only are Blackstone and CBRE two of our largest investors but each will play an important strategic role in our growth.

Furthermore, we deliberately sized the PIPE at $275mm to fully fund our growth through the forecast period so we have the necessary runway to execute on our business plan.

Next Slide, please...

GREGG FELTON – Financial Highlights (p.29)

Our business benefits from several key strengths which I’d like to highlight:

First, we engage in long-term contracts with our customers; these contracts produce a recurring and predictable revenue stream.

Second, we are scaling our business while maintaining low customer acquisition costs as well as streamlined operating costs.

Third, our pipeline provides a strong growth outlook

Fourth, we have built a financing architecture which is highly scalable to support our growth

Finally, the TAM is growing and new products, like storage, are enhancing the market opportunity.

Next Slide, please...

GREGG FELTON – EBITDA Coverage (p.30)

Since our contracts are long-dated, the recurring revenues and cash flows we receive provide a strong foundation for our growth forecasts. As assets come online throughout the year, we can look at annualized EBITDA at year-end as a baseline for the following year. For example, while we expect to report calendar EBITDA of $38mm, we expect to end the year with $57mm of annualized EBITDA. As you can see, 69% of 2022’s calendar year forecast is supported by our YE2021 annualized EBITDA forecast. In summary, given the Strength of our PIPELINE, and the predictable nature of our cash flows, we have a high degree of confidence in our ability to achieve these forecasts.

Next Slide, please...

GREGG FELTON – Asset and Financial Forecast (p.31)

Our pipeline of existing opportunities gives us confidence in our financial outlook. Importantly, this model does not include the additional opportunities that we expect our strategic partnership with CBRE to provide.

In terms of our margins, we have already seen economies of scale from our growth and we expect our EBITDA margins to continue to increase over the next several years.

Next Slide, please...

GREGG FELTON – Financial Forecast (p.32)

The key point we want to make here is that the proceeds of this transaction are designed to fully fund our growth forecast. This equity raise is supplemented by our attractive debt financing facilities which I’ll summarize briefly. Altus has 3 important sources of funding that are each sources of competitive strength:

For Operating Assets: our Blackstone Insurance-led senior funding facility, currently sized at $503mm and will continue to scale to support our growth. This was the first investment grade-rated C&I solar facility and carries a weighted average coupon of 3.51%.

For Construction Assets: our Fifth Third-led Construction-to-Term facility was also a first of its kind facility allowing us to avoid lining up 1-off project finance solutions for each asset we acquire.

And finally, for Tax Equity: we have a diversity of relationships that we’ve established over the years and we believe that our partners prefer to work with Altus given our sponsorship, our brand and our scale.

Thanks again for your time today and I’d like to open the floor up for Q&A

**********************************************************************************************

About Altus Power

Altus Power, based in Stamford, Connecticut, is creating a clean electrification ecosystem, serving its commercial, public sector and community solar customers with locally-sited solar generation, energy storage, and EV-charging stations across the U.S. Since its founding in 2009, Altus Power has developed or acquired over 340 megawatts from Vermont to Hawaii. Visit Altuspower.com to learn more.

About CBRE Acquisition Holdings, Inc.

CBRE Acquisition Holdings, Inc. (“CBAH”) is a blank-check company formed solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CBAH is sponsored by CBRE Acquisition Sponsor, LLC, which is a subsidiary of CBRE Group, Inc.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the planned business combination between Altus Power and CBAH (the “Business Combination”) and the other transactions contemplated by the business combination agreement entered into by Altus Power and CBAH (the “Business Combination Agreement”) and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Important Information About the Business Combination and Where to Find It

CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement/prospectus in connection with the proposed Business Combination and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. CBAH’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statement/prospectus will contain important information about CBAH, Altus Power and the Business Combination. The definitive proxy statement/prospectus will be mailed to stockholders of CBAH as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus Power and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Business Combination. CBAH and Altus Power urge investors, stockholders and other interested persons to read the Registration Statement, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the Business Combination, as these materials will contain important information about Altus Power, CBAH and the Business Combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to the use of proceeds for the new credit facility and analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus Power’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Business Combination, the business plans, objectives, expectations and intentions of CBAH once the Business Combination and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and New Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus Power’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus Power or other conditions to closing in the Business Combination Agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Business Combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus Power’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus Power and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus Power’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus Power, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in the Registration Statement and CBAH’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus Power undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus Power, the Transactions or other matters and attributable to CBAH and Altus Power or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Altus Power Contacts

For Media:

Cory Ziskind

ICR, Inc.

AltusPowerPR@icrinc.com

For Investors:

Caldwell Bailey

ICR, Inc.

AltusPowerIR@icrinc.com